UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
March 30, 2009
Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑     Form 40-F ☐
          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):       )
          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):       )
          (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐     No ☑
          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .)

SIGNATURES

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LIHIR GOLD LIMITED
By:	/s/ Stuart MacKenzie
Name	Stuart MacKenzie
Title:	Group Secretary & General Counsel
Date: March 30, 2009

Lihir Gold Limited
ARBN 069 803 998
Incorporated in Papua New Guinea
Registered Office
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby
Papua New Guinea
30 March 2009
Dear Shareholder,
I am pleased to invite you to the Annual General Meeting of Lihir Gold Limited (LGL) for the year ended 31 December 2008. The meeting will be held at the Crowne Plaza Hotel, on the corner of Hunter and Douglas Streets in Port Moresby, Papua New Guinea. It will be held on Wednesday 6 May 2009, commencing at 9.00am. The AGM will also be webcast live on LGL’s website www.lglgold.com.
The Notice of Meeting is enclosed, together with a proxy form.
RIGHT TO ATTEND AND VOTE
If you are a holder of LGL ordinary shares, you are entitled to attend and vote at the Annual General Meeting. If you are unable to attend, I encourage you to complete and forward the enclosed proxy form in accordance with the instructions which appear on it. You may also lodge your proxy vote online at the following web address:
www.investorvote.com.au
Please note that the completed proxy form must be received no later than 48 hours before commencement of the Annual General Meeting.
ANNUAL REPORT
In mid-2007 the Australian Government introduced legislation allowing companies to provide the annual report to shareholders simply via a company’s website. This means that printed copies of the Annual Report are now only dispatched to those Australian shareholders who have elected to receive it in the mail. If you have elected to receive a printed copy of the Annual Report for the 2008 financial year, it is enclosed. Alternatively, an online version of the Annual Report is now available from LGL’s website at the following address:
www.lglgold.com
If you wish to receive a printed copy of the 2008 Annual Report, or amend your default delivery method for future LGL annual reports, please contact Computershare Investor Services on 1300 552 270.
I welcome you to attend the Annual General Meeting.
Yours sincerely
ROSS GARNAUT
Chairman

Lihir Gold Limited	ALL COMMUNICATIONS TO:
ARBN 069 803 998	Computershare Investor Services Pty Ltd
Incorporated in Papua New Guinea	AUSTRALIA: GPO Box 523, Brisbane, Qld 4001
Registered Office	Telephone: 1300 552 270 or +617 3237 2100
Level 7, Pacific Place	Facsimile: +617 3237 2152
Cnr Champion Parade & Musgrave Street	PAPUA NEW GUINEA:
Port Moresby	c/- Kina Securities
Papua New Guinea	PO Box 1141, Port Moresby NCD 121
Telephone: +675 308 3888
Facsimile: +675 308 3899
NOTICE OF 2009 ANNUAL GENERAL MEETING
The 2009 Annual General Meeting of Lihir Gold Limited will be held as follows:

Date:	Wednesday 6 May 2009

Time:	9.00 am

Venue:	Ballrooms 1 & 2
Crowne Plaza Hotel
Corner Hunter and Douglas Streets
Port Moresby
Papua New Guinea
ORDINARY BUSINESS
1	FINANCIAL STATEMENTS AND REPORTS

To receive and consider the financial statements and the reports of the directors and auditor in respect of the year ended 31 December 2008.

RE-ELECTION OF DIRECTORS

To consider, and if thought fit, pass ordinary resolutions re-electing the following directors of the Company:

2	Alister Maitland, who retires by rotation in accordance with rule 15.3 the Company’s constitution and, being eligible, offers himself for re-election.

3	Mr Geoff Loudon, who retires by rotation in accordance with rule 15.3 of the Company’s constitution and, being eligible, offers himself for re-election.

4	RE-APPOINTMENT OF THE AUDITOR

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

“The Company’s auditor, PricewaterhouseCoopers, be re-appointed to hold office as the Company’s auditor from the conclusion of this meeting until the conclusion of the Company’s next annual meeting, and to audit the financial statements of the Company and Group financial statements during that period.”
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SPECIAL BUSINESS
5	AWARD OF SHARE RIGHTS TO THE MANAGING DIRECTOR UNDER THE LIHIR SENIOR EXECUTIVE SHARE PLAN (LESP)

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

“That approval be given to the grant of 1,870,202 share rights under the LESP and the acquisition of any shares pursuant to such rights by, the Managing Director, Mr Arthur Hood, as described in the Explanatory Notes accompanying this Notice of Meeting”.

Voting Exclusion Statement

The Company will disregard any votes cast on the resolution proposed in item 5 by Mr Hood and any associate. However, the Company need not disregard such vote if it is cast by Mr Hood or his associate as proxy for a member who is entitled to vote, in accordance with the directions on the proxy form

6	RATIFICATION OF ISSUE OF 171,666,667 ORDINARY FULLY PAID SHARES

To consider, and if thought fit, to pass, with or without amendment, the following resolution as an ordinary resolution:

“That, for the purposes of ASX Listing Rule 7.4 and for all other purposes, the Shareholders of the Company ratify the issue of 171,666,667 ordinary fully paid shares pursuant to the institutional placement completed on or around 12 March 2009, on the terms and conditions as set out in the Explanatory Notes”.

Voting Exclusion Statement

The Company will disregard any votes cast on this resolution by any person who participated in the issue, and any associate of that person. However, the Company need not disregard a vote if it is cast by a person as proxy for a person entitled to vote, in accordance with the directions on the proxy form, or it is cast by the Chairman of the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy appointment form to vote as the proxy decides.

7	INCREASE TO THE AGGREGATE FEE LIMIT FOR NON-EXECUTIVE DIRECTORS

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

“That for the purposes of ASX Listing Rule 10.17 and for all other purposes, the maximum aggregate of remuneration which may be paid out of the funds of the Company to all non-executive directors for their services to the Company in any year be increased from US$1,000,000 to US$1,320,000 with effect from 1 January 2009”.

Voting Exclusion Statement

The Company will disregard any votes cast on this resolution proposed by item 7 by any director or any of their associates, unless the vote is cast by a director or their associate as a proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or the vote is cast by the Chairman of the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy appointment form to vote as the proxy decides.
STUART A MACKENZIE
Group Secretary
2 April 2009
2 LIHIR GOLD LIMITED — NOTICE OF 2009 ANNUAL GENERAL MEETING

VOTING INFORMATION
1	For the purposes of the meeting, shares will be taken to be held by the persons who are the registered holders at 9.00 am (Port Moresby and Brisbane time) on Monday, 4 May 2009. Accordingly, share transfers registered after that time will be disregarded in determining entitlements to attend and vote at the meeting.

2	A shareholder entitled to attend and vote has a right to appoint a proxy to attend and vote instead of the shareholder. A proxy need not be a shareholder and can be either an individual or a body corporate.

3	A form of appointment of proxy is enclosed. To be effective, the document appointing the proxy and the power of attorney, if any, under which it is executed or an office copy or notarially certified copy of the power of attorney (or, in the case of a representative of a body corporate, an instrument of appointment executed under the common seal of the body corporate and, if it is executed by an attorney, the relevant power of attorney or an office copy or notarially certified copy of the power executed under the common seal of the body corporate, or other evidence satisfactory to the directors) must be received by the Company at least 48 hours before the meeting.
•	Papua New Guinea shareholders should send the documents to the Port Moresby agents of Computershare Investor Services Pty Ltd at Kina Securities, Level 2 Deloitte Tower, Douglas Street (PO Box 1141), Port Moresby or by facsimile to (675) 308 3899; and

•	All other shareholders should send the documents to the Brisbane office of Computershare Investor Services Pty Limited at Level 19, 307 Queen Street, (GPO Box 523), Brisbane, Queensland 4000, Australia or by facsimile to (07) 3237 2152 (+617 3237 2152 International).
4	A shareholder who is entitled to cast two or more votes is entitled to appoint up to two proxies. Where two proxies are appointed, the appointments will not be effective unless each proxy is appointed to represent a specified portion of a shareholder’s voting rights. Where two proxies are appointed, or where voting intentions cannot be adequately expressed using the enclosed proxy form, an additional form of proxy is available on request from Computershare Investor Services Pty Limited.

5	Please refer to other notes appearing on the enclosed form of proxy.
3 LIHIR GOLD LIMITED — NOTICE OF 2009 ANNUAL GENERAL MEETING

EXPLANATORY NOTES TO SHAREHOLDERS
This Explanatory Note has been prepared for the information of members in Lihir Gold Limited (LGL) in connection with the business at the Annual General Meeting of members of the Company to be held at the Crowne Plaza Hotel (Ballrooms 1&2), Port Moresby, Papua New Guinea.
This Explanatory Note should be read in conjunction with, and forms part of, the accompanying Notice of Annual General Meeting.
Full details of the resolutions to be considered at the Annual General Meeting are set out below.
ORDINARY BUSINESS
RESOLUTION 1 — FINANCIAL STATEMENTS AND REPORTS
The Company’s financial statements for the year ended 31 December 2008, and the report of the Company’s directors and auditors thereon, will be put to the meeting for consideration.
There is no requirement for shareholders to approve those reports. However, the Chairman will afford a reasonable opportunity for shareholders to ask questions or make comments about those reports and the management of the Company. Shareholders will also be given a reasonable opportunity to ask the auditor questions about the conduct of the audit and the preparation and content of the independent audit report.
The LGL Annual Report for the year ended 31 December 2008 has been made available to shareholders and can be found on the Company’s website www.lglgold.com.
RESOLUTIONS 2 AND 3 — ELECTION OF DIRECTORS
Mr Alister Maitland and Mr Geoff Loudon retire by rotation and offer themselves for re-election. The experience, qualifications, competencies and other information about the candidates appear to the right.
Mr Alister Maitland — B Com, FAICD, FAIM, SF Fin, age 67
Mr Maitland was appointed to the Board in 2007.
Mr Maitland has extensive experience in financial management, executive stewardship and corporate governance. He is a former Executive Director of the ANZ Banking Group Ltd and served in New Zealand, the United Kingdom and Australia. Amongst other positions with ANZ Banking Group Ltd, he was Chief Economist, Managing Director of New Zealand and Executive Director International. Mr Maitland was Adjunct Professor and Council member of Global Sustainability at RMIT. Mr Maitland is currently Chairman of Folkestone Ltd, the Eastern Health Network and Sterling Biofuels International Ltd. He was Chairman of the Board of Directors of Ballarat Goldfields NL.
Mr Maitland is a member of the Audit Committee.
The other directors recommend that shareholders vote in favour of Mr Maitland’s re-election.
Mr Geoff Loudon — MSc, FAusIMM, age 66
Mr Loudon was appointed to the Board in 1995.
Mr Loudon has considerable experience in extractive industries and operating in PNG. Formerly Chief Executive and later Chairman of Niugini Mining Limited, which discovered the Lihir Island deposit in joint venture with Kennecott Explorations Australia Limited. He is currently Chairman of the L&M Group, L&M Petroleum Limited, and Nautilus Minerals Inc and a Director of Port Moresby City Mission Limited.
Mr Loudon is a member of the Board’s Safety and Technical and Sustainable Development Committees.
The other directors recommend that shareholders vote in favour of Mr Loudon’s re-election.
RESOLUTION 4 — RE-APPOINTMENT OF AUDITOR
The resolution to re-appoint the Company’s auditor, PricewaterhouseCoopers, to hold office from the conclusion of this meeting until the conclusion of the Company’s next annual meeting, is formally put to shareholders in accordance with section 190(1) of the PNG Companies Act 1997.
The Board recommends that shareholders vote in favour of the re-appointment of PricewaterhouseCoopers.
4 LIHIR GOLD LIMITED — NOTICE OF 2009 ANNUAL GENERAL MEETING

SPECIAL BUSINESS
RESOLUTION 5 — AWARD OF SHARE RIGHTS TO THE MANAGING DIRECTOR UNDER THE LIHIR SENIOR EXECUTIVE SHARE PLAN (LESP)
Introduction
Shareholder approval is sought for the allocation of share rights under the LESP (the terms of which were approved at the 2006 Annual General Meeting) to Mr Arthur Hood, the Company’s Managing Director and Chief Executive Officer.
It is proposed that additional share rights be awarded to Mr Hood in order to ensure that he is provided with a mix of short term and long term performance conditions and also that a significant proportion of his remuneration is subject to achieving challenging performance targets aligned with shareholders’ interests. The performance conditions applicable to the share rights to be granted to Mr Hood have been designed to ensure that he is only rewarded where justified by the benefits delivered to shareholders through his contributions to the long term value of the Company.
The Board is of the view that the proposed grant of share rights, together with the performance conditions, will provide Mr Hood with appropriate long-term performance and retention incentives aligned with the longer term interests of shareholders.
Mr Hood’s employment contract provides for an award of shares subject to shareholder approval. Separate approvals are to be sought each year.
The LESP
LGL established the LESP to enable eligible executives to participate in the growth of LGL by providing them with an opportunity to acquire fully paid ordinary shares in the Company (“LGL Shares”). The LESP was originally established in 2005 and approved by shareholders at the Annual General Meeting held in April 2006. After considering the views of shareholder representative groups and the advice of a leading remunerations specialist, LGL revised the LESP in 2007.
2009 LESP Grant
The proposed new allocation of share rights to Mr Hood is based on a three year performance period with a Testing Date of 31 December 2011. This means that the performance conditions for the share rights granted on 1 January 2009 will be assessed at 31 December 2011. Share rights will vest to the extent that the performance conditions are satisfied. The Managing Director will then be able to exercise the vested share rights and LGL will acquire LGL shares for those vested share rights that are exercised. Any unvested share rights will lapse.
Performance Conditions
The performance conditions for the 2009 LESP Grant are based on objective measures which asses the performance of LGL against the performance of its peers:
•	LGL’s total shareholder return (“TSR”) over the performance period compared to the growth in TSX Global Gold Index over the performance period; and

•	LGL’s TSR increases over the performance period compared to the TSR growth of companies in a comparator group over the performance period. The comparator group is composed of those companies in the TSX Global Gold Index with a market capitalisation of more than US$1 billion at the commencement of the performance period.
Both measures involve the Toronto Stock Exchange (the “TSX”), as the dominant securities exchange for gold mining companies. The link to the TSX Global Gold Index and the companies included in the TSX Global Gold Index is intended to reflect LGL’s position as a significant gold mining company by global standards and to provide a more realistic measure of LGL’s performance.
It was recognised that fluctuations in the gold price can have a significant impact on the TSR of a gold mining company. Historically, the TSX Global Gold Index has reflected movements in the gold price. Comparing LGL’s TSR against the performance of the TSX Global Gold Index is intended to eliminate or, at least, reduce the impact of gold price fluctuations on the any assessment of LGL’s performance.
Similarly, the use of a comparator group is intended to provide a method of assessing LGL’s performance against its peers. The basis for selection of companies in the comparator group is that they form part of the TSX Global Gold Index, have a market capitalisation in excess of US$1 billion and that they remain listed at the completion of the performance period. There are few gold mining companies based in Australia and listed on ASX that can be compared with LGL, hence the need to include companies whose primary listing is the TSX. Non-gold producing companies have little relevance to assessing LGL’s performance and the performance of companies with a small market capitalisation can be disproportionally affected (positively or negatively) by one discovery or project.
5 LIHIR GOLD LIMITED — NOTICE OF 2009 ANNUAL GENERAL MEETING

Target and stretch cases
To provide additional incentives for achieving and delivering outstanding performance, the LESP incorporates the concept of target and stretch cases.
The performance conditions were developed on the basis that TSR performance in line with the TSX Global Gold Index or the comparator group would be the “target case” and would result in a base level of the share rights vesting (namely 40% of the relevant share rights). Performance below the target case for a performance condition would result in none of the share rights for that performance condition vesting.
Outstanding TSR performance (achieving 125% of the TSX Global Gold Index or the 90th Percentile in relation to the comparator group) would be the “stretch case” and would result in 100% of the share rights vesting.
As before, to the extent that certain share rights do not vest, they will lapse.
Proposed Allocation to Mr Hood
Subject to shareholder approval, Mr Hood will be granted 1,870,202 share rights under the LESP with an Effective Date of grant of 1 January 2009 and a Testing date of 31 December 2011.
All share rights acquired pursuant to the LESP are to be acquired on market and the share rights will be governed by the rules of the LESP.
Other information
In accordance with the ASX Listing Rule, the following additional information is provided:
•	1,870,202 is the maximum number of share rights that may be granted to Mr Hood pursuant to the approval sought;

•	Mr Hood is the only director entitled to participate in the LESP;

•	No amount will be payable by Mr Hood to acquire the share rights or upon exercise of share rights; and

•	The LESP does not involve loans being made to Mr Hood or any other person.
Recommendation
The Board (other than Mr Hood in view of his personal interest) recommends that shareholders vote in favour of the resolutions proposed in item 5 of the business of the Meeting.
RESOLUTION 6 — RATIFICATION OF ISSUE OF 171,666,667 ORDINARY FULLY PAID SHARES
Background
On 5 March 2009 LGL announced that it completed an institutional placement announced on 4 March 2009 (the “Placement”). The Company issued a total of 171,666,667 ordinary fully paid shares (the “Placement Shares”), at a price of AU$3.00 per Placement Share, raising gross proceeds of approximately AU$516 million.
ASX Listing Rule 7.4
Resolution 7 seeks shareholder approval to ratify the issue of 171,666,667 ordinary fully paid shares in the Company, for the purposes of ASX Listing Rule 7.4.
If shareholders approve the resolution and ratify the issue of the Placement Shares, these shares will not be counted for the purposes of calculating the Company’s capacity to issue new shares up to 15% of its existing share capital in any 12 month period. The Directors consider it prudent to retain this capacity.
Disclosure Requirements
In accordance with ASX Listing Rule 7.5, the following information is provided to shareholders to enable them to consider and ratify the issue of the Placement Shares.
•	The number securities allotted was 171,666,667 ordinary fully paid shares.

•	The Placement Shares were allotted to professional and sophisticated investors, who were not related to the Company.

•	Each Placement Share was issued at AU$3.00.

•	The Placement Shares rank pari passu in all respects with the existing ordinary fully paid shares of the Company.

•	It is intended the funds from the Placement will be applied as follows:
–	accelerating key stages of the planned process plant expansion at Lihir Island in PNG, taking advantage of changing market conditions that have led to reduced prices and shorter lead times for components;

–	positioning the company for further growth opportunities that emerge, including in West Africa; and
6 LIHIR GOLD LIMITED — NOTICE OF 2009 ANNUAL GENERAL MEETING

–	providing continued financial strength and flexibility for the group.
Recommendation
The Board recommends that shareholders vote in favour of the resolution proposed in item 6 of the business of the Meeting.
RESOLUTION 7 — INCREASE TO THE AGGREGATE FEE LIMIT FOR NON-EXECUTIVE DIRECTORS
Under the Company’s constitution and the Listing Rules of the Australian and Port Moresby Stock Exchanges, the fees payable to non-executive directors for their services as directors are determined by the Board within a maximum aggregate limit approved by shareholders.
The present maximum of US$1,000,000 per annum was approved by shareholders at the 2007 Annual General Meeting. Since 2007, the Company’s operations have expanded considerably and, with this expansion, the responsibilities, duties and time commitments asked of the Board have also increased.
The Board is now comprised of seven non-executive, independent directors and one executive director (the Managing Director). Independent, non-executive directors are each paid an annual Board fee of US$100,000. Additional fees were paid for chairing the Audit Committee (US$27,500), serving as chair of the other committees (US$20,000) and for membership of a committee (US$10,000). The Chairman is paid US$300,000 with no additional fee for service on any committees. Directors do not receive superannuation contributions and have no entitlement to retirement benefits.
The Company undertook a major review in late 2008 and early 2009 of the fees paid to non-executive directors, employing the services of a noted independent remuneration advisory firm for this purpose. The purpose of the review was to ensure that the fees paid by the Company are competitive and allow LGL to attract and retain motivated and talented directors.
In formulating their advice regarding the proposed aggregate fee limit, the remuneration advisory firm considered a number of factors including the following:
•	the latest non-executive director fee pool limits within LGL’s ASX resources peer group, sourced from annual reports and ASX announcements;

•	the total cost of governance within LGL’s ASX resources peer group, and global gold mining reference groups sourced from the latest annual reports and ASX announcements;

•	LGL’s current non-executive director remuneration policy, and the competitiveness of current fees against market references;

•	LGL’s intention to require non-executive directors to take a minimum of 20% of the annual fee in LGL shares;

•	LGL’s business context and workloads of the Board, and the current and possible future Board size; and

•	the policies of major proxy advisors regarding non-executive director fee pool increases.
Among the findings made by the remuneration advisory firm was that:
•	LGL’s current fee pool is approximately 24% lower than the median of the ASX resources peer group; and

•	of the companies within the ASX resources peer group, six increased their pool limit during 2008, with a median 35% increase.
The remuneration advisory firm recommended that the non-executive director fee pool be increased by not more than 32% to US$1,320,000 which will align LGL with the median of the ASX resources peer group and permit the appointment of a further director if required.
For the purposes of rule 16 of the Company’s constitution and ASX and POMSoX Listing Rule 10.17, shareholder approval is sought to increase the maximum aggregate amount able to be paid as remuneration to non-executive directors from US$1,000,000 to US$1,320,000 per annum.
The maximum amount of non-executive directors’ remuneration will not all be used immediately. The proportion remaining unused at present will provide the Board with ability over time to increase non-executive directors’ fees in line with market conditions, in order that the Company can continue to attract high quality directors, and if appropriate, modestly increase the number of Board members.
7 LIHIR GOLD LIMITED — NOTICE OF 2009 ANNUAL GENERAL MEETING